Exhibit 99.1
LINKTONE REPORTS UNAUDITED THIRD QUARTER
2011 FINANCIAL RESULTS
BEIJING, China, November 1, 2011 — Linktone Ltd. (NASDAQ: LTON) (“the Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced its financial results for the third quarter ended September 30, 2011.
UNAUDITED RESULTS FOR THE THIRD QUARTER

	Three months ended
	September 30,	June 30,	September 30,
US$ million, except for per ADS items	2010	2011	2011
Gross Revenues	$19.8	$14.0	$16.6
Gross Profit	6.9	4.7	6.6
Operating Income/(Loss)	1.0	(1.1)	0.7
GAAP Net Income/(Loss) from Continuing Operations	0.6	(0.3)	4.6
GAAP Net Income/(Loss)	0.6	(0.3)	4.6

GAAP Net Income/(Loss) per ADS (Diluted)	$0.02	$(0.01)	$0.11

Non-GAAP Net Income/(Loss)	0.7	(0.3)	4.7

Non-GAAP Net Income/(Loss) per ADS (Diluted)	$0.02	$(0.01)	$0.11

Cash and cash equivalents and short-term investments available for sale totaled $92.8 million, or $2.20 per diluted ADS, as of September 30, 2011, compared with $96.3 million as of June 30, 2011.
Linktone’s financial results for the three months ended September 30, 2011 included the following:
Gross revenues increased 18% sequentially to $16.6 million for the third quarter of 2011. The quarter-over-quarter revenue growth was primarily attributable to increases in VAS data-related services in Indonesia, VAS audio-related services in China, and media content sales in both Singapore and Malaysia.
Revenue declined on a year-on-year basis, primarily due to heightened constraints on SMS services implemented by the telecom network operators in the People’s Republic of China (“PRC”) in 2011 and a lower contribution from the Company’s media content segment (InnoForm Group).

GAAP net income was $4.6 million in the third of quarter 2011, which included income from continuing operations of $0.7 million and gains on the disposal of two investments: a $0.9 million gain from the open market sale of $10 million of senior secured notes in Aerospace Satellite and a $3.9 million gain from the open market sale of a pooled investment fund with a value of $3.4 million on the Company’s consolidated balance sheet in the third quarter of 2011 (the original cost of this fund was $5 million and an impairment on the investment of approximately $1.6 million had been recognized in 2008). Proceeds from the sales of these investments were used to purchase additional shares in PT Global Mediacom TBK (“Global Mediacom”). As of September 30, 2011, Linktone owned approximately 2.2% of the outstanding shares of Global Mediacom, compared with approximately 0.8% as of June 30, 2011. Both Aerospace Satellite and Global Mediacom are affiliates of PT Media Nusantara Citra Tbk, the majority shareholder of Linktone. Operating gains were partially offset by foreign exchange losses of $0.4 million which are recorded under Other income/(loss) in the Company’s consolidated statements of operations and comprehensive income.
“Our third quarter gross revenues exceeded the high end of our guidance and we returned to profitability, despite continued pressure on our data-related services business as a result of operator-imposed restrictions on third-party content providers,” said Hary Tanoesoedibjo, Group Chief Executive Officer. “Our existing business in China remains stable, notwithstanding these constraints, and we continue to identify and develop new business opportunities aimed at diversifying our revenue base and better positioning of Linktone to capture meaningful share in the large, growing consumer media market in China. In Indonesia, another significant consumer market, we continue to leverage the broad portfolio of media platforms, rich content and advertising clientele of our parent group, MNC, to expand our suite of data and audio-related services for mobile consumers.”
“Looking at our media content strategy, we remain keenly focused on our goal of bringing consumers the content they want, when, where, and how they want it. We continue to expand the type and genre of content we offer and to diversify our distribution capabilities, allowing us to reach consumers in the home, at the theater and on connected devices including computers, tablets and mobile handsets. In order to broaden our portfolio of media assets and distribution channels, we are exploring expansion in Vietnam and entry into additional geographies, including Indonesia.”
Mr. Tanoesoedibjo concluded, “We expect further policy tightening among telecom network operators in the PRC and Indonesia. However, we are confident that our diversification strategy is sound and that we are taking the right steps to reduce our exposure to such carrier-imposed constraints. Linktone operates in a dynamic, fast-growing region with tremendous upside potential. We are well capitalized to achieve our near- and longer-term strategic objectives, and believe that we have the right combination of strategy, resources and most importantly, people, to reach the next level of growth.”

THIRD QUARTER REVENUE MIX
Linktone’s third quarter revenue mix includes VAS data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and RBT), distribution of media content, and mobile and PC games. The breakdown of revenue in the third quarter is as follows:

	Three months ended
	June 30, 2011		September 30, 2011
	Gross	% of Gross	Gross	% of Gross
US$ million, except for %	Revenues	Revenues	Revenues	Revenues
VAS Data-related services	$7.3	53%	$8.7	53%
VAS Audio-related services	2.7	19%	3.0	18%
Media content	3.1	22%	3.9	23%
Mobile games	0.6	4%	0.7	4%
PC games	0.3	2%	0.3	2%

Total gross revenue	$14.0	100%	$16.6	100%

The percentage of gross revenue contributed by each product segment was largely consistent on a sequential-quarter basis.
The breakdown of VAS data-related services revenue in the third quarter is as follows:

	Three months ended
	June 30, 2011		September 30, 2011
	Gross	% of Gross	Gross	% of Gross
US$ million, except for %	Revenues	Revenues	Revenues	Revenues
SMS	$6.1	44%	$7.3	44%
MMS	0.8	6%	0.9	6%
WAP and JAVA	0.4	3%	0.5	3%

Total Data-related services	$7.3	53%	$8.7	53%

•	Short messaging services (“SMS”) revenue increased 20% from the second quarter of 2011, primarily due to a $1.4 million improvement in SMS revenue generated by PT Linktone in Indonesia.
Audio-related services revenue in the third quarter accounted for 18% of gross revenues, or $3.0 million, an increase of 11% from the second quarter of 2011. The sequential increase in audio-related services revenue was driven by an increase in revenue from the Company’s Interactive Voice Response (“IVR”) services in the PRC during the summer school holidays and an increase in revenue from ringback tones (“RBT”) in the PRC due to the addition of a new distribution channel.
The breakdown of VAS audio-related services revenue in the third quarter was as follows:

	Three months ended
	June 30, 2011		September 30, 2011
	Gross	% of Gross	Gross	% of Gross
US$ million, except for %	Revenues	Revenues	Revenues	Revenues
IVR	$2.0	14%	$2.2	13%
RBT	0.7	5%	0.8	5%

Total Audio-related services	$2.7	19%	$3.0	18%

Media content revenue increased 26% quarter-over-quarter, driven by the release of popular titles for home entertainment platforms, including the Star Wars franchise (The Complete Saga, The Original Trilogy and The Prequel Trilogy) on Blu-ray, X-Men: First Class and The Smurfs. In addition, retail DVD sales improved on a sequential-quarter basis, supported by a stronger release calendar in the third quarter of 2011.
MARGINS, EXPENSES AND BALANCE SHEET

	Three months ended
	September 30,	June 30,	September 30,
US$ million, except for margin items	2010	2011	2011
Gross profit margin	35%	34%	41%
Operating income/(loss) margin	5%	(8%)	4%

Operating expenses	$5.9	$5.8	$6.0
Selling and marketing expenses	2.2	2.2	2.5
Product development expenses	0.6	0.6	0.6
Other general and administrative expenses	3.1	3.0	2.9
Income tax expense	1.4	0.1	0.1
The drivers behind Linktone’s key operating benchmarks and changes in balance sheet items for the third quarter of 2011 include the following:
•	Gross profit margin increased from 34% to 41% on a sequential-quarter basis, primarily due to higher margins for SMS revenue generated by PT Linktone in Indonesia.
•	Operating income margin increased on a sequential-quarter basis, primarily as a result of higher overall gross profit and improved cost management in the Company’s China operations.
•	Selling and marketing expenses increased in-line with the respective increases in SMS and IVR revenue.
•
Cash and cash equivalents, and short-term investments available for sale, totaled $92.8 million as of September 30, 2011. The $3.5 million net decrease from the second quarter of 2011 was attributable to $3.6 million in cash used toward the second payment for the purchase of PT Linktone.

SHARE REPURCHASE ACTIVITY
Linktone purchased shares on the open market under the Company’s previously announced buyback program. During the third quarter, the Company purchased approximately 47,800 ADSs at an average price of $0.92 per ADS.
FOURTH QUARTER 2011 OUTLOOK
For the fourth quarter ending December 31, 2011, Linktone anticipates gross revenues to be in the range of $13 million to $15 million as a result of seasonality in the Company’s VAS business in China, which typically sees a reduction in subscriber usage during the fourth quarter.
USE OF NON-GAAP FINANCIAL MEASURES
The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per diluted ADS included in this press release is set forth after the attached unaudited financial information. Linktone believes that the supplemental presentation of Non-GAAP net income or loss and Non-GAAP net income or loss per diluted ADS, adjusted to exclude the effect of share-based compensation expense and provisions for impairment and related reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results accompanying this press release.
ABOUT LINKTONE LTD.
Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of the PRC and diversify its revenue base; changes in the policies of the relevant government regulators or telecom network operators in China and Indonesia or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in applicable laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant governmental authorities, could adversely affect Linktone’s financial condition and results of operations; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in the PRC and the other markets in which it operates including the VAS market in Indonesia and the market for edutainment and entertainment products, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
The Piacente Group, Inc.
Lee Roth or Wendy Sun
linktone@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,	September 30,
	2010	2011
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	58,875,399	52,678,146
Restricted cash	573,784	597,964
Short-term investments	33,809,913	40,148,534
Accounts receivable, net	17,889,593	18,881,098
Tax refund receivable	2,767,084	1,041,873
Inventory	2,304,716	2,435,105
Deposits and other current assets	6,584,246	7,493,515
Deferred tax assets	1,254,529	1,134,375
Total current assets	124,059,264	124,410,610

Property and equipment, net	11,796,390	11,335,796
Intangible assets, net	11,546,227	9,953,447
Goodwill	40,483,355	40,483,355
Non-current assets held for sale	819,578	819,578
Deferred tax assets	72,480	121,693
Other long-term assets	2,499,426	2,717,874

Total assets	191,276,720	189,842,353

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	3,696,039	4,864,463
Accounts payable, accrued liabilities and other payables	24,045,406	18,641,328
Short-term loan	4,191,591	5,312,149
Deferred revenue	402,139	436,321
Deferred tax liabilities	1,078,403	841,159
Total current liabilities	33,413,578	30,095,420
Long-term liabilities:
Deferred tax liabilities	1,743,466	1,748,006
Other long term liabilities	2,412,068	871,911

Total liabilities	37,569,112	32,715,337

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,130,130 shares and 421,435,030 shares issued and outstanding as of December 31, 2010 and September 30, 2011, respectively)	42,113	42,144
Additional paid-in capital	137,581,956	137,693,898
Statutory reserves	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	2,376,723	119,258
Cumulative translation adjustments	9,306,938	9,437,283
Accumulated losses	(19,689,371)	(14,514,777)
Non-controlling interest	21,623,084	21,883,045
Total shareholders’ equity	153,707,608	157,127,016

Total liabilities and shareholders’ equity	191,276,720	189,842,353

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended			Nine months ended
	September 30,	June 30,	September 30	September 30,	September 30,
	2010	2011	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	19,780,932	13,953,731	16,553,244	55,603,486	44,449,185
Sales tax	(502,050)	(554,433)	(271,940)	(1,583,253)	(1,053,973)
Net revenues	19,278,882	13,399,298	16,281,304	54,020,233	43,395,212
Cost of revenue	(12,390,261)	(8,649,314)	(9,654,775)	(36,112,284)	(27,074,488)
Gross profit	6,888,621	4,749,984	6,626,529	17,907,949	16,320,724
Operating expenses:
Product development	(581,933)	(646,967)	(571,098)	(2,120,917)	(1,763,256)
Selling and marketing	(2,198,485)	(2,182,177)	(2,467,365)	(7,001,522)	(6,814,574)
Other general and administrative	(3,157,567)	(3,039,046)	(2,866,581)	(8,674,526)	(8,693,010)
Provisions for impairment	36,914	38,455	(66,005)	110,190	10,425
Total operating expenses	(5,901,071)	(5,829,735)	(5,971,049)	(17,686,775)	(17,260,415)
Income/(loss) from continuing operations	987,550	(1,079,751)	655,480	221,174	(939,691)
Interest income, net of financial expenses	731,983	672,107	388,830	2,033,997	1,974,782
Other income/(loss)	402,833	132,440	(606,100)	495,853	16,735
Gain on disposal of investments	—	—	4,754,020	—	4,954,020
Income/(loss) before tax	2,122,366	(275,204)	5,192,230	2,751,024	6,005,846
Income tax benefit/(expense)	(1,402,105)	(72,145)	(146,500)	(1,796,641)	(360,190)
Non-controlling interest	(79,378)	1,069	(426,128)	(145,347)	(471,062)
Net income/(loss)	640,883	(346,280)	4,619,602	809,036	5,174,594
Other comprehensive income/(loss):	1,372,766	2,810,647	(5,544,486)	1,552,663	(2,334,161)
Comprehensive income/(loss)	2,013,649	2,464,367	(924,884)	2,361,699	2,840,433

Basic income / (loss) per ordinary share:
Net income / (loss)	0.00	(0.00)	0.01	0.00	0.01
Diluted income / (loss) per ordinary share:
Net income / (loss)	0.00	(0.00)	0.01	0.00	0.01
Basic income / (loss) per ADS:
Net income / (loss)	0.02	(0.01)	0.11	0.02	0.12
Diluted income / (loss) per ADS:
Net income / (loss)	0.02	(0.01)	0.11	0.02	0.12

Weighted average ordinary shares:
Basic	421,130,130	421,435,030	421,435,030	420,929,601	421,374,720
Diluted	421,331,600	421,435,030	421,435,030	421,230,853	421,426,519

Weighted average ADSs:
Basic	42,113,013	42,143,503	42,143,503	42,092,960	42,137,472
Diluted	42,133,160	42,143,503	42,143,503	42,123,085	42,142,652

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2011	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	640,883	(346,280)	4,619,602	809,036	5,174,594
Stock based compensation expense	52,490	37,179	37,179	152,459	96,739
Provision for impairment	(36,914)	(38,455)	66,005	(110,190)	(10,425)
Non-GAAP net income/(loss)	656,459	(347,556)	4,722,786	851,305	5,260,908

Non-GAAP diluted income/(loss) per share	0.00	(0.00)	0.01	0.00	0.01
Non-GAAP diluted income/(loss) per ADS	0.02	(0.01)	0.11	0.02	0.12
Number of shares used in diluted per-share calculation	421,331,600	421,435,030	421,435,030	421,230,853	421,426,519
Number of ADSs used in diluted per-share calculation	42,133,160	42,143,503	42,143,503	42,123,085	42,142,652